First Quarter 2017 Earnings Call April 27, 2017 Exhibit 99.2

First Quarter 2017 –
Earnings Call
Certain
statements
contained
in
this
presentation
may
constitute
forward-looking
statements
within
the
meaning
of
the
Private
Securities
Litigation
Reform
Act
of
1995.
This
presentation
may
contain
“forward
looking
statements”
with
respect
to
our
business,
results
of
operations
and
financial
condition,
and
our
expectations
or
beliefs
concerning
future
events
and
conditions.
You
can
identify
forward-looking
statements
because
they
contain
words
such
as,
but
not
limited
to,
“believes,”
“expects,”
“may,”
“should,”
“approximately,”
“anticipates,”
“estimates,”
“intends,”
“plans,”
“targets,”
likely,”
“will,”
“would,”
“could”
and
similar
expressions
(or
the
negative
of
these
terminologies
or
expressions).
All
forward-looking
statements
involve
risks
and
uncertainties.
Many
risks
and
uncertainties
are
inherent
in
our
industry
and
markets.
Others
are
more
specific
to
our
business
and
operations.
These
risks
and
uncertainties
include,
but
are
not
limited
to,
the
ability
of
Constellium
and
Wise
Metals
to
achieve
expected
synergies
and
the
timing
thereof,
Constellium’s
increased
levels
of
indebtedness
which
could
limit
Constellium’s
operating
flexibility
and
opportunities;
the
potential
failure
to
retain
key
employees,
the
loss
of
customers,
suppliers
and
other
business
relationships;
disruptions
to
business
operations;
slower
or
lower
than
expected
growth
in
the
North
American
market
for
Body-in-White
aluminium
rolled
products,
and
other
risk
factors
set
forth
under
the
heading
“Risk
Factors”
in
our
Annual
Report
on
Form
20-F,
and
as
described
from
time
to
time
in
subsequent
reports
filed
with
the
U.S.
Securities
and
Exchange
Commission.
The
occurrence
of
the
events
described
and
the
achievement
of
the
expected
results
depend
on
many
events,
some
or
all
of
which
are
not
predictable
or
within
our
control.
Consequently,
actual
results
may
differ
materially
from
the
forward-looking
statements
contained
in
this
presentation.
We
undertake
no
obligation
to
update
or
revise
any
forward-looking
statement
as
a
result
of
new
information,
future
events
or
otherwise,
except
as
required
by
law.
Forward-looking statements
2

First Quarter 2017 –
Earnings Call
Non-GAAP measures
This
presentation
includes
information
regarding
certain
non-GAAP
financial
measures,
including
Adjusted
EBITDA,
Adjusted
EBITDA
per
metric
ton,
Free
Cash
Flow
and
Net
Debt.
These
measures
are
presented
because
management
uses
this
information
to
monitor
and
evaluate
financial
results
and
trends
and
believes
this
information
to
also
be
useful
for
investors.
Adjusted
EBITDA
measures
are
frequently
used
by
securities
analysts,
investors
and
other
interested
parties
in
their
evaluation
of
Constellium
and
in
comparison
to
other
companies,
many
of
which
present
an
adjusted
EBITDA-related
performance
measure
when
reporting
their
results.
Adjusted
EBITDA,
Adjusted
EBITDA
per
Metric
Ton,
Free
Cash
Flow
and
Net
Debt
are
not
presentations
made
in
accordance
with
IFRS
and
may
not
be
comparable
to
similarly
titled
measures
of
other
companies.
These
non-GAAP
financial
measures
supplement
our
IFRS
disclosures
and
should
not
be
considered
an
alternative
to
the
IFRS
measures.
This
presentation
provides
a
reconciliation
of
non-GAAP
financial
measures
to
the
most
directly
comparable
GAAP
financial
measures.
We
are
not
able
to
provide
a
reconciliation
of
Adjusted
EBITDA
guidance
to
net
income,
the
comparable
GAAP
measure,
because
certain
items
that
are
excluded
from
adjusted
EBITDA
cannot
be
reasonably
predicted
or
are
not
in
our
control.
In
particular,
we
are
unable
to
forecast
the
timing
or
magnitude
of
realized
and
unrealized
gains
and
losses
on
derivative
instruments,
metal
lag,
impairment
or
restructuring
charges,
or
taxes
without
unreasonable
efforts,
and
these
items
could
significantly
impact,
either
individually
or
in
the
aggregate,
our
net
income
in
the
future.
3

Jean-Marc Germain Chief Executive Officer

First Quarter 2017 –
Earnings Call
5
Q1 2017 Financial Highlights
Shipments of 375 kt
Increased 4% compared to Q1 2016
Higher Automotive and Packaging
shipments
Net income of €13 million
Improved from a net loss of €8 million
in Q1 2016
Adjusted EBITDA of €93 million
Record Adjusted EBITDA at AS&I
A&T and P&ARP delivered solid
results
Revenue of €1.3 billion
Increased 15% compared to Q1 2016
Higher metal prices and increased
shipments

First Quarter 2017 –
Earnings Call
A&T
Aerospace demand exceeded
expectations despite destocking
Transportation, Industry, and Defense
shipments increased 3%
6
Q1 2017 Business Highlights
P&ARP
Automotive rolled product shipments
increased 28%
Muscle Shoals on track to produce
ABS substrate in 2017; New recycling
furnace operational
FT3 in Neuf-Brisach
and Bowling
Green JV ramp-ups on schedule
AS&I
Automotive extruded product
shipments increased 10%
Other extruded product shipments
increased 4%
Major capex
programs (Astrex
JV;
White, GA; San Luis Potosi, Mexico)
on track
Corporate
Refinanced the Wise Senior Secured
Notes
Simplified capital structure
Extended nearest bond maturity
to 2021
Reduced interest and other costs
Launched Project 2019 –
Cash Improvement Initiative

Peter Matt Chief Financial Officer

(1)
(2)
4
0
27
30
42
(7)
31
28
41
(7)
Q1 2016
P&ARP
A&T
AS&I
H&C
Q1 2017

Constellium

First Quarter 2017 – Earnings Call 8 Q1 2017 Adjusted EBITDA Bridge € millions 93 92

4%
244
254
Q1 2016
Q1 2017

(4)%
42
41
Q1 2016
Q1 2017

(7)%
172
160
Q1 2016
Q1 2017

Constellium

First Quarter 2017 –
Earnings Call
Q1 2017 Performance Highlights
Shipments of 254 kt
increased 4% YoY
Automotive rolled product shipments
up 28%
Adjusted EBITDA of €41 million
Maintenance and other costs related
to Muscle Shoals automotive
readiness
Higher shipments and improved mix
9
Packaging and Automotive Rolled Products
Adjusted EBITDA / ton (€)
Adjusted EBITDA (€m)
Shipments (kt)

(3)%
63
61
Q1 2016
Q1 2017

(4)%
30
28
Q1 2016
Q1 2017

470
468
Q1 2016
Q1 2017

Constellium

First Quarter 2017 –
Earnings Call
Q1 2017 Performance Highlights
Shipments decreased 3% YoY
Excess inventory in the aerospace
supply chain
Adjusted EBITDA of €28 million
Lower shipments and transition to new
customer contracts
Improved aerospace mix and solid
cost control
10
Aerospace and Transportation
Adjusted EBITDA / ton (€)
Adjusted EBITDA (€m)
Shipments (kt)
0%

7%
57
60
Q1 2016
Q1 2017

13%
27
31
Q1 2016
Q1 2017

6%
486
514
Q1 2016
Q1 2017

Constellium

First Quarter 2017 –
Earnings Call
Q1 2017 Performance Highlights
Shipments of 60kt increased 7% YoY
Automotive extrusion shipments
increased 10%
Record Adjusted EBITDA of €31 million
Higher shipments on strong market
demand
Solid cost performance
11
Automotive Structures and Industry
Adjusted EBITDA / ton (€)
Adjusted EBITDA (€m)
Shipments (kt)

2,468
2,433
2,035
2,077
Q4 2016
Q1 2017

537
515
Q4 2016
Q1 2017

Constellium

First Quarter 2017 – Earnings Call Net Debt and Liquidity 12 Borrowings and Net Debt Liquidity € millions € millions Ample liquidity with no bond maturities prior to 2021

Jean-Marc Germain Chief Executive Officer

First Quarter 2017 –
Earnings Call
Automotive:
Lightweighting
trend
expected
to
continue
U.S. automotive production of programs
we are on increased in Q1 2017 YoY
Greater exposure to light trucks, SUVs
and luxury cars, which have a greater
need for lightweighting
Packaging:
Stable market
BiW/ABS conversions should help North
American market balance over the long
term
Conversion from steel to aluminium driving
growth in Europe
14
End-market Updates
Aerospace:
Excess inventory in the aerospace
supply chain continues to affect
shipments
From Q1 2017, we expect to grow in
line with the market
Transportation, Industry and Defense:
Steady demand; weakness continues
in North American transportation,
offset by strength in other markets
Higher Transportation, Industry, and
Other rolled product shipments
expected to offset lower aerospace
shipments in 2017

First Quarter 2017 –
Earnings Call
Financial Guidance
15
Expect high single-digit growth in Adjusted EBITDA annually over the next three years, leading to over €500 million in 2020
Capital spending of €275 million in 2017
Targeting positive Free Cash Flow in 2019
Net
Debt
/
Adjusted
EBITDA
target
range
of
4.0x
-
4.5x

First Quarter 2017 – Earnings Call Q&A 16

First Quarter 2017 – Earnings Call Appendix 17

First Quarter 2017 –
Earnings Call
Shipments by Product Line (000’s metric tons)
18
k metric tons
Three months ended
March 31, 2017
Three months ended
March 31, 2016
Packaging rolled
products
208
205
Automotive rolled
products
34
27
Specialty and other
thin-rolled
products
12
12
Aerospace rolled products
28
31
Transportation, industry, and other
rolled
products
33
32
Automotive extruded products
28
26
Other
extruded
products
32
31
Other
—
(2)
Total
375
362

First Quarter 2017 –
Earnings Call
IFRS –
Q1 2017 Income Statement
Three months ended
March 31, 2017
(unaudited)
Three months ended
March 31, 2016
(unaudited)
Revenue
1,328
1,150
Income from operations
100
53
Finance costs –
net
(54)
(41)
Share of loss of joint-ventures
(6)
(1)
Income before income tax
40
11
Income tax expense
(27)
(19)
Net Income / (Loss)
13
(8)
19
€
millions

First Quarter 2017 –
Earnings Call
IFRS –
Statement of Financial Position
At March 31, 2017
(unaudited)
At December 31, 2016
Current assets
1,522
1,410
Non-current assets
2,340
2,377
Total Assets
3,862
3,787
Current liabilities
1,167
1,035
Non-current liabilities
3,242
3,322
Equity
(547)
(570)
Total Equity and Liabilities
3,862
3,787
20
€
millions

First Quarter 2017 –
Earnings Call
Net Debt Reconciliation
March 31, 2017
December 31, 2016
Borrowings
2,433
2,468
Fair value of cross currency basis swaps
(38)
(77)
Cash and cash equivalents
(309)
(347)
Cash pledged for issuance of guarantees
(9)
(9)
Net Debt
2,077
2,035
21
€
millions

First Quarter 2017 –
Earnings Call
Reconciliation of Net Income to Adjusted EBITDA
22
€
millions
Three months
ended
March 31,
2017
Three months
ended
March 31,
2016
Net income / (loss)
13
(8)
Income tax expense
27
19
Income before income tax
40
11
Finance costs
–
net
54
41
Share of loss of joint-ventures
6
1
Income
from
operations
100
53
Depreciation
and amortization
43
34
Restructuring
costs
2
—
Unrealized (gains) / losses on derivatives
(28)
(30)
Unrealized exchange (gains) / losses from remeasurement
of monetary assets and
liabilities -
net
4
1
Gain on pension plan amendments
(22)
—
Share based compensation
2
1
Metal
price
lag
(13)
3
Start-up and development costs
5
5
Manufacturing system and process transformation costs
—
3
Wise integration and acquisition costs
—
2
Wise one-time costs
—
20
Adjusted EBITDA
93
92

First Quarter 2017 –
Earnings Call
Borrowings Table
23
€
millions
March 31,
2017
December 31,
2016
Redemption
Value
Nominal
Rate
Effective
Rate
Face
Value
(Arrangement
fees)
Accrued
Interests
Carrying
Value
Carrying
Value
Secured ABL
Ravenswood (due 2018)
$51
Floating
3.18%
48
—
—
48
46
Muscle Shoals (due 2020)
—
Floating
—
—
—
—
—
—
Senior Secured Notes
Constellium N.V. (Issued March 2016, due 2021)
$425
7.88%
8.94%
398
(10)
15
403
401
Muscle Shoals
$650
8.75%
7.45%
—
—
—
—
635
Senior Unsecured Notes
Constellium
N.V. (Issued May 2014, due 2024)
$400
5.75%
6.26%
374
(5)
8
377
377
Constellium
N.V (Issued May 2014, due 2021)
€
300
4.63%
5.16%
300
(4)
5
301
298
Constellium
N.V. (Issued December 2014, due
2023)
$400
8.00%
8.61%
374
(5)
6
375
387
Constellium
N.V. (Issued December 2014, due
2023)
€
240
7.00%
7.54%
240
(4)
4
240
244
Constellium
N.V. (Issued February 2017, due
2025)
$650
6.63%
7.13%
608
(14)
5
599
—
Other loans (including Finance leases)
88
—
2
90
80
Total Borrowings
2,430
(42)
45
2,433
2,468
Of which non-current
2,319
2,361
Of which current
114
107